02060501

11/19

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EnviroMission Limited

*CURRENT ADDRESS Suite 1, Level 1
1124 High Street
Armadale, Victoria 3143
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 34693 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 12/11/02

enviro Mission

EnviroMission Limited

Annual Report
Year Ended 30 June, 2002

ACN 094 963 238

The Corporate Directory

Directors
Martin H Thomas (Chairman)
Roger C Davey (Chief Executive Officer)
Stephen D Graves
Geoff M Parkinson

Company Secretary
Jacqueline H Walker

Registered Office and Principal Operations Office
Suite 1, Level 1
1121 High Street
Armadale, Victoria 3143
Australia
Telephone +61 (3) 8823 5333
Facsimile +61 (3) 9822 8186
Email evm.admin@enviromission.com.au
Website www.enviromission.com.au

Share Register
Computershare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth, Western Australia 6000
Australia
Telephone +61 (8) 9323 2000
Facsimile +61 (8) 9323 2033
Website www.computershare.com

Auditors
Spencer & Co
114 William Street
Melbourne, Victoria 3000
Australia

Incorporated 24 November 2000
ASX Code: EVM – Ordinary Shares

Table of Contents

Chairman's Message



Martin Thomas **AM** was founding managing director of the Cooperative Research Centre for Renewable Energy. He is a past president of the Institution of Engineers, Australia, a Fellow and past Vice-President of the Australian Academy of Technological Sciences and Engineering, and immediate past president of the Australian Institute of Energy. He is Chairman of the Australian National Team for the International Energy Agency's Centre for Analysis and Dissemination of Demonstrated Energy Technologies (CADDET).

Dear Shareholders,

The 2001 World Energy Assessment of the World Energy Council predicted around 50 per cent growth in world primary energy demand by 2020. This will arise from growth in the world's leading economies - bringing significantly improved standards of living but with increased per capita energy use. Greenhouse gases will also increase as will their impact on global warming. At the same time the world's poor will continue to struggle.

Australia's greenhouse gas emissions are now 117 per cent of the 1990 baseline and rising, despite a target of only 108 per cent for the 2008-2012 first Kyoto commitment period. Some authorities predict a yet higher figure while others project a reduction to 111 per cent – still well above the target. Whatever the 2020 outcome, the figures point to an extraordinary global, human and commercial opportunity for a new generation of energy technologies that meet the principles of sustainability, social equity and a cleaner healthier environment. Despite well-argued appeals to the contrary, sustainability is not a threat but an exciting opportunity.

New renewable energy sources contribute around only one per cent of Australia's primary energy supply even though enough solar energy falls on earth every 45 minutes to provide the annual energy needs of the entire world population! The problem is not one of adequate energy resources, rather the mobilisation of the social, political and corporate will to develop and apply technological innovation that is available today.

EnviroMission is well positioned to become a leading developer of clean reliable renewable energy. Commercialisation of the exclusive Australian technology licence provides shareholders with a socially responsible new entrant investment in an exciting young industry of immense potential.

The economic environment for renewable energy is changing fast. Increasing concerns of urban air pollution and greenhouse gas emissions add focus to the long-term promise of renewables. Internalisation of well documented social and environmental externalities are expressed through market driving proposals such as carbon trading, Kyoto flexibility mechanisms and CO_2 reduction targets. Australian policy instruments such as renewable energy certificates (RECs) aligned with national renewable energy targets also bring positive market forces to the accelerating uptake of renewables. Increased interest in the Kyoto process following outcomes of the recent UN Commission on Sustainable Development meetings in Johannesburg add further encouragement to the prospects for renewable energy.

Current trends suggest that fossil fuel prices will increase with higher efficiency new technologies, carbon sequestration and probably carbon pricing. Conversely the price of renewables is expected to continue to reduce, perhaps dramatically, with market scale, the internalisation of externalities and importantly through markets remote from the reach of conventional central generation systems.

Internationally renowned structural engineer and renewable energy visionary Professor Jorg Schlaich developed the Solar Tower concept which uses well proven principles of physics and engineering in an innovative and apparently simple application.

Chairman's Message

Can it really be as simple as making electricity from hot air? The answer does not lie in the lack of complexity of the technology. Rather, the litmus test for the success of EnviroMission will be the continued attention it applies to making the project and the Company economic and profitable.

EnviroMission's management and engineering team to this end has completed a year of thorough and dedicated work towards realising the Company's strategic intent to be a leading renewable energy developer by 2010. A crucial first step was to secure a site suitable for the first Solar Tower. The Buronga site selected in the Wentworth Shire of south eastern New South Wales meets the design criteria of adequate solar insolation, good existing communications and infrastructure, proximity to power lines and the electrical load and a supportive local community. The regional city of Mildura lies only 25 km to the southwest of the site. The amenity and community support of the Sunraysia region of the Murray Valley, and particularly the communities of Wentworth and Mildura, have impressed the Board of Directors. The site chosen supports prospective additional income streams which include agriculture, tourism, radio communications and possibly desalination.

Stuttgart based Schlaich Bergermann's role in the ongoing design brings credibility and international engineering capability to the project. Equity based fees have been negotiated with Schlaich Bergermann Solar enabling the project to advance in a more commercially viable way.

Project engineering and commercial optimisation of the design has been undertaken successfully throughout the last year. It continues today in the search for appropriate material technologies and construction methods that will deliver a more economic project. Substantial improvements have already been identified.

The Company continues to establish important relationships with governments at Commonwealth, State and Local levels. At the Commonwealth level the Federal Industry Minister, the Hon Ian Macfarlane MP, has awarded the project Major Project Facilitation (MPF) status. This recognises the project's national significance, its potential to generate electricity with very low levels of greenhouse gases, to create substantial regional employment and to contribute to economic development in regional Australia. Whilst MPF status attracts no direct economic benefit it has seen the Federal Government's investment arm, Invest Australia, committed to accessing funding and investment opportunities for the project.

Negotiations with key construction companies, material suppliers, project financiers and energy retailers have progressed at a pace that gives the Board of Directors every confidence that the project is on track.

The Board is confident the Company continues to discharge its duties mindful of the importance of high standards of corporate governance and responsibility to its shareholders.

Your investment provides the opportunity to participate in what is planned to be a renewable energy and engineering icon that will offer triple bottom line benefits.

I commend this Annual Report to you as an overview of a year where vision, effort, drive, professionalism as well as tight cost constraint has been needed to bring a little known technology into Australia's highly competitive energy sector. In so doing, on behalf of all shareholders and also my fellow directors, I warmly commend and sincerely thank the small, dedicated and loyal team which has accomplished so much to add real value to our Company.

Martin Thomas AM
Chairman,
EnviroMission Limited

CEO Message

Dear Shareholders,

The most unforeseeable and regrettable event in New York on 11 September 2001, has had global economic ramifications and created uncertainty across every investment market. EnviroMission continued to hold investor confidence throughout this and subsequent periods and maintained its focus on progressing towards the strategic intent indicated when first listed:

To be Australia's leading renewable energy developer by 2010.

As EnviroMission enters its second year of listing its achievements and progress has been impressive given market and economic indicators. EnviroMission and Solar Tower technology are now on the global radar map and will change the renewable energy landscape to the advantage of the environment and those who have shared the vision from the beginning.

Recent positive media and a key government announcement relating to the granting of Major Project Facilitation to the Solar Tower project by Industry Minister, Ian Macfarlane, has attracted a new generation of enquiries to EnviroMission from project financiers, investors, material suppliers and developers.

International media interest, including the recently published stories in The Guardian (UK), Le Monde (France), Business Week (New York), Far East Economic Review (Hong Kong) has focused on the innovation of the technology and the differentiation if offers to the energy mix and profile it adds to Australia as an investment destination.

Progress continues in the development of strategic alliances and commercial relationships with suppliers and power retailers and is confirmed through successful agreement in Memorandums of Understanding and Joint Venture Agreement sign offs that outline programmes of commitment to evaluate mutually beneficial business outcomes and include companies such as Pilkington Glass Pty Ltd, OneSteel Trading Pty Ltd, Asahi Glass Company Ltd, CRA Marketing, VP Industries Pty Ltd, Netpro Pty Ltd.

The launch of the technology in Australia was always intended to precede its launch to the international market through EnviroMission investor and parent licence holder, Energen Global Inc. Energen has a 39% shareholding in EnviroMission in consideration for EnviroMission's development of the exclusive Australian licence to the technology.

Know how cultivated with the development of the Australian venture will add commercial benefit to EnviroMission through projected involvement with Energen Global Inc's strategic roll-out of its international Solar Tower licence in key markets such as the United States, China, Mexico, Jordan, Egypt, Sri Lanka, India, Pakistan, Thailand and Vietnam.

A review of the role of EnviroMission's Advisory Board has resulted in a more effective model being proposed for independent and expert input to be known as EnviroMission's Advisory Panel and will now also include legal and fiduciary expertise along with the already extensive expert capabilities offered under the former Advisory Board. The current Advisory Panel now includes:

Mr. Martin Thomas AM (Chairman to EnviroMission Board of Directors)
The Hon. Peter Rae AO
Dr. Ian Lowe AO
Dr. John Nutt AM
Mr. Richard (Rick) Farley
Mr. David Galbally QC
Mr. Francis (Frank) Spencer

Each member of the Panel has indicated they will provide expert opinion, scrutiny and moral support to the project and help formulate the standing of the technology and EnviroMission with stakeholder groups including the corporate, industry, academic, and community and government sectors.

CEO Message

The progress demonstrated to date strengthens the strategic intent and resolve that has taken a formerly unknown technology in the Australian market and established its profile and investment potential.

Today Solar Tower technology is included in information and reference points including curriculum in schools and universities to industry and financial sector conferences, overviews and analysis. Awareness of the technology has increased and it is evolving as a technology option of the here and now – one that can secure Australia's leadership in renewable energy development.

So evolved is the profile and potential of Solar Tower technology in Australia that the Federal Government's investment arm, Invest Australia, has committed resources to explore funding and investment opportunities to enhance the commercialisation of the technology in Australia.

Invest Australia have indicated positive support for the technology and has featured it in an overview of Australia's renewable energy potential and development within their website www.investaustralia.gov.au

Promotion of the technology can be demonstrated through Invest Australia's input into the American Australian Business Council journal in the US, citing EnviroMission as a case in point for Australia to be recognised as a renewable energy investment destination.

Energy independence and security of supply, along with domestic and international environmental obligations are driving market and policy imperatives that continue to seek reform in energy generation and is growing a market for renewable energy and the investment and development that will progress both imperatives towards these goals.

EnviroMission is positioned to take the highly differentiated and strategically important Solar Tower technology to the energy market and is on track to participate in a planning approvals process that will include a comprehensive Environmental Impact Statement with terms of reference defined by the State and Federal Government.

A major effort from all staff and consultants has resulted in key targets being met and every indication a successful commercialisation of Solar Tower technology into the energy market.

Chief Executive Officer
Executive Director

Solar Tower Site

Securing the right site has been a critical factor in the successful progress of the project. Parameters such as solar insolation, humidity, geographical features, access, location to the electricity grid, topography, current land use and value, and access to amenity and infrastructure were all important considerations in the site selection process.

Originally a site 65 km north west of Mildura at Ned's Corner Station was selected and an option was taken over that parcel of land subject to Board approval based on an examination of current and future needs of the site.

It was always EnviroMission's strategic intent to develop five Solar Tower power stations by 2010 and ongoing site selection was a continuing aspect of an operational brief. As a consequence of this ongoing site evaluation another site with excellent commercial potential was identified and a process of comparative evaluation and cost to benefit assessment was undertaken. It was determined there would be distinct commercial advantages to the project to relocate the preferred site for the first of the planned power stations.

Still located in the Sunraysia region, the new site takes the project into New South Wales and closer to an electricity terminal station. The site involves a 10,000 hectare parcel of land of a working pastoral station at Buronga in the Wentworth Shire of the most south west corner of New South Wales, 650km west south west of Sydney, although more central to the larger Victorian rural city of Mildura on the Murray river, 25 km to the sites south.

The option on Ned's Corner Station was allowed to lapse and an option on the Buronga site was formalised to commence a process to reassure the very supportive community of the Sunraysia region that the world's first Solar tower power station was still planned for their region.

Distinct commercial advantages related to proximity to existing infrastructure, operational advantages to non-energy business streams such as agribusiness, telecommunications and tourism, have all been evaluated as positive additions to the project's bottom line.

Solar Tower Location Map


Wentworth
Dareton
Buronga
N
0
5
10
15
20
25
30 Kilometres

Solar Tower Technology

Hot Air Rises
Solar Tower technology operates on the simple rule of physics that *hot air rises*.

It is the upward movement of solar heated air to generate electricity that makes the concept remarkable.

Air heated under a large transparent collector provides a continuous air flow to drive turbines to generate electricity.

Turbines are located at the base of a very tall tower constructed in the centre of the collector - at a point to take advantage of the increased speed of the moving air to drive the turbines.

Air speed and momentum is achieved from the updraft effect created by the tall tower – heated air is drawn through the turbines and exits through the tower into the outer cooler climate at the opening of the tower. The difference in temperature between the interior of the tower and the ambient provides a constant source of uplift for the heated air.

Solar Tower Essential Features
Based on current design specifications this will be the tallest and largest engineered construction in the world. A Solar Tower has three key features:

- Tower — 1000 metres tall
- Collector — 7000 metres diameter
- Pressure Staged Shrouded Turbines — 32 x 6.25MW


Solar Radiation
Tower
Turbines
Solar Collector

Unique Renewable Energy Differentiation
A single 200MW Solar Tower power station will be capable of generating enough clean energy to around 200,000 households.

Will be connected to National Electricity grid.

Solar Tower power stations will have the ability to generate electricity twenty-four hours from solar radiation throughout daylight hours and re-radiated stored heat from the ground beneath the collector throughout the night. Models of energy generation performance over twenty-four hour periods indicate a similar correlation to the take up rate of the user load curve – most energy is generated when the most energy is being consumed during peak hours, especially on the hottest days.

Corporate Governance Statement

EnviroMission Limited wishes to build and maintain a reputation for integrity. The reputation and integrity of EnviroMission depends on its directors and employees acting, and being seen as acting, in a way which is consistent with the high standards of business ethics adopted by EnviroMission.

EnviroMission's Corporate Governance Policy and associated Code of Conduct will help to maintain high standards throughout the organisation and to enhance the Company's reputation for fair, honest and responsible dealing. It is a guide for all directors and employees of EnviroMission in the way we do business. It is intended that the practices outlined in the policy are in accord with current trends and best practice for corporate governance in the community in which we operate.

Board of Directors
The Board of Directors of EnviroMission Limited is responsible for corporate governance of the entity. The Board consists of four directors at 30 June 2002. The names and relevant details of the directors at 30 June 2002 are provided in the Corporate Directory.

In ensuring a high standard of corporate governance across EnviroMission, the Board of Directors has adopted a detailed Corporate Governance Policy incorporating a code of conduct and relevant committees to assist them to meet corporate governance requirements.

Audit Committee
The Board of Directors has established an Audit Committee to provide a review and/or advisory capacity to assist the Board of Directors in fulfilling its responsibilities relating to:

- accounting and reporting practices
- compliance with relevant laws
- internal and external audit

The Audit Committee has the following members:

- Chief Executive Officer – Roger Davey
- Non Executive Director – Stephen Graves
- Non Executive Director – Geoff Parkinson
- Chief Financial Officer – Jacqueline Walker

In addition, the Company Auditor, Spencer & Co is given a standing invitation to attend meetings of the Committee.

The Audit Committee met twice in the period to 30 June 2002. The minutes of he Committee were provided to the EnviroMission Board of Directors.

Remuneration and Nomination Committee
The Board of Directors has established a Remuneration and Nomination Committee to enable proper controls to apply in the remuneration of directors and senior executives and to be a forum for the discussion of new initiatives in the area of remuneration generally.

The Remuneration and Nomination Committee has the following members:

- Chairman – Martin Thomas
- Chief Executive Officer – Roger Davey
- Non Executive Director – Stephen Graves
- Human Resources Manager – Jennifer Pearce

The Remuneration and Nomination Committee met once in the period to 30 June 2002. The minutes of the Committee were provided to the EnviroMission Board of Directors.

Corporate Governance Statement

Continuous Disclosure Policy
EnviroMission is committed to ensuring compliance with continuous disclosure obligations under the Corporations Act 2001 and the Australian Stock Exchange (ASX) Listing Rules. Accordingly the Board of Directors has implemented a continuous disclosure policy.

The continuous disclosure policy outlines practical steps for EnviroMission to take to ensure it meets both the letter and the spirit of continuous disclosure requirements. The policy aim to ensure that the widest audience of investors have access to company information released under the continuous disclosure rules.

A key tenet of the policy is the appointment of a Continuous Disclosure Officer to be responsible for the establishment, implementation, management, conformance and continual improvement of the Continuous Disclosure requirements of the Corporations Act 2001 and ASX.

Code of Conduct/Ethical Standards
The directors and employees of EnviroMission have developed a set of values to help maintain high standards throughout the organisation and to enhance our reputation for fair and responsible dealing.

Any particular situation involving the Code of Conduct can be tested by asking the question "What is the right thing to do?". The following minimum standards have been developed to apply in all situations when representing EnviroMission:

- We respect the law and act accordingly
- We do not allow personal interests or interests of any associated persons to result in conflicts of interest
- We use EnviroMission's assets responsibly and in the best interests of EnviroMission
- We conduct ourselves with integrity, are fair and honest in our dealings and treat others with dignity
- We are responsible for our actions and accountable for their consequences

Directors' Report

The Directors herewith present their report on EnviroMission Limited ("**Company**") and its controlled entity for the financial year ended 30 June 2002. EnviroMission Limited is incorporated and domiciled in Australia.

The names of the Directors in office at any time during or since the end of the year, together with particulars of their qualifications and experience are:

Martin Hallowell Thomas AM, FTSE, HonFIEAust, FAIE appointed 31 July 2001
Non-Executive Chairman
Age 68
Mr Thomas is the Chairman of the Company. As a former Principal of Sinclair Knight Merz, Mr Thomas has over 30 years experience as a consulting engineer in the power and energy sector. He was the founding Managing Director of the Australian Co-operative Research Centre for Renewable Energy and Greenhouse Gas Abatement Technologies. He was Chairman of the Electricity Council of New South Wales for six years. Mr Thomas has been responsible for numerous power generation and energy management projects in Australia and overseas.

Mr Thomas has played a leading role in many engineering and energy organisations. He is the immediate past President of the Australian Institute of Energy, a past President of The Institution of Engineers Australia, a past Vice-President of the Australian Academy of Technological Sciences and Engineering and past Chairman of the National Engineering Registration Board.

Previous Board appointments include Deputy Chairman of Australian Inland Energy and Water and Non Executive Director of the Tyree Group of Companies.

Stephen Doyle Graves BA Economics (Cum Laude), MBA Finance appointed 31 July 2001
Non-Executive Director
Age 52
Mr Graves is a Director of the Company. He has extensive experience in the energy industry and with funding infrastructure projects.

As Treasurer of Mobil Oil Australia Pty Ltd and New Zealand, he has operated a multi-billion dollar finance company (as President) responsible for funding Mobil Corporation's capital requirements in the Pacific Region. As a senior consultant to Ernst & Young, Mr Graves provided financial, tax, audit and systems advice and support for both internal and external clients.

Mr Graves has also acted as a senior adviser to the chief executive of a government owned utility with an annual turnover of $1 billion.

Mr Graves has a Master of Business Administration in Finance (University of California at Los Angeles) and a Bachelor of Arts (Cum Laude) in Economics (University of Washington, Seattle).

Geoffrey Max Parkinson
Non-Executive Director
Age 46
Mr Geoffrey Parkinson has 30 years experience in the banking and finance sector in key executive director and management roles. He has contributed extensively to the development of the sector through his widely adopted training and development programmes.

Mr Parkinson is founder and director of West Australian based Mortgage Originator entity FinanceCorp Pty Ltd.

Directors' Report

Roger Chalmers Davey B.Bus, CPA, CFTP appointed 31 July 2001
Executive Director, Chief Executive Officer
Age 56
Mr Davey is a director and Chief Executive Officer of the Company. Mr Davey has extensive working knowledge of, and experience in, commodity and financial risk management.

Mr Davey holds qualifications of Bachelor of Business (Economics/Accounting), Member of Certified Practising Accountants, Member of Securities Institute of Australia and Member of the Finance and Treasury Association Limited.

Mr Davey is a director of Energen Global Inc, one of the major shareholders of EnviroMission. He was a director of Australia's largest stockbroking firm, McIntosh Risk Management Ltd (now Merrill Lynch) and responsible for the creation and development of financial futures operations as managing director of McIntosh Risk Management Ltd. He was a director of the Sydney Futures Exchange Ltd and Bain Refco Commodities Limited, a large Brokerage House owned by Refco Inc, of the USA and Deutsche Bank AG. Mr Davey was responsible for the creation and development of the futures clearing services offered by Deutsche Bank Australia. He has also been a director and Chief Financial Officer of companies listed in Australia, USA and Canada, one with a triple listing on the Vancouver Stock Exchange, NASDAQ and ASX.

G B Ralston and A R Parsons resigned 31 July 2001.

Principal Activities
The principal activities of the Company in the course of the financial period was the development of the Solar Tower project for the Australian market.

Dividends
No dividend has been paid, provided or recommended during the financial year and to the date of this report.

Results
The net loss for the period ended 30 June 2002 was an operating loss of $3,946,703 (2001: loss of $10,198).

Changes in State of Affairs
On 31 July 2001, the Company acquired 100% of SolarMission Limited (formerly EnviroMission Limited). The merger was affected by the acquisition of 100% of the issued capital of SolarMission from SolarMission's shareholders, in accordance with a Share Purchase Agreement dated 18 June 2001, so that SolarMission became a wholly owned subsidiary of the Company. The consideration for this acquisition was approved by shareholders at a General Meeting of the Company convened on 16 July 2001. Completion of the acquisition took place on 31 July 2001 and as a result, the following transactions took place:

- SolarMission became a wholly owned subsidiary of the Company
- 15 million Consideration shares were issued to the vendors of SolarMission
- 25 million Consideration options were issued to the vendors of SolarMission
- 6 million unlisted options were issued at the absolute discretion of the directors to parties unrelated to the vendors, directors etc
- 2.5 million shares were issued to raise $500,000 under the prospectus issued by the Company dated 12 July 2001
- Martin Thomas, Stephen Graves and Roger Davey were appointed as directors of the Company
- Garry Ralston and Allen Parsons resigned as directors of the Company
- The registered office and place of business of the Company changed to Suite 1, Level 1, 1121 High Street, Armadale, Victoria

On 6 August 2001, the Company listed on the Australian Stock Exchange.

Directors' Report

Directors' and Executive Officers' Emoluments
The Remuneration and Nomination Committee, consisting of three Directors and the Human Resources Manager is responsible for making recommendations to the Board on remuneration policies and packages applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities.

Remuneration of non executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

The emoluments of each director and the 5 most highly remunerated executive officers are:

Directors

	Directors' fees $	Salary $	Advisory Panel $	Fees for Services Provided $	Total $
M Thomas	35,000	-	5,000	-	40,000
G Parkinson	20,000	-	-	-	20,000
S Graves	5,000	12,115	-	90,200	107,315
R Davey	-	-	-	130,000	130,000

Executive Officers

	Salary $	Super-annuation $	Allowances $	Fees for Services Provided $	Total $
D Penkethman	131,640	10,080	6,581	-	148,301
R Parker	111,999	14,000	10,794	-	136,793
J Shrives	107,999	13,500	10,422	-	131,921
D Haberman (i)	105,938	13,000	10,049	-	128,987
J Walker	-	-	-	114,125	114,125

(i) Resigned 30 June 2001.

Meetings of Directors
The directors meetings attended by each of the directors of the Company during the financial year are as follows:

Director	Meetings Held	Meetings Attended
Garry Benjamin Ralston (resigned 31 July 2001)	2	2
Allen Roland Parsons (resigned 31 July 2001)	2	2
Geoffrey Max Parkinson	11	11
Martin Hallowell Thomas (appointed 31 July 2001)	9	9
Stephen Doyle Graves (appointed 31 July 2001)	9	8
Roger Chalmers Davey (appointed 31 July 2001)	9	9

Directors' Report

Meetings of Committees

At the date of this report, the Company had an Audit Committee and a Remuneration and Nomination Committee.

Attendance at Committee meetings by member Directors is as follows:

Director	Audit Committee		Remuneration & Nomination Committee	
	No. of Meetings	Attended	No. of Meetings	Attended
Geoffrey Max Parkinson	2	2	-	-
Martin Hallowell Thomas	-	-	1	-
Stephen Doyle Graves	2	2	1	1
Roger Chalmers Davey	2	2	1	1

Directors' Interests

At the date of this report, the direct or indirect interest of each Director of the Company in the issued securities of the Company was as follows:

Director	Fully Paid Ordinary Shares	Share Options
Geoffrey Max Parkinson	20,000	-
Martin Hallowell Thomas (appointed 31 July 2001)	100,000	-
Stephen Doyle Graves (appointed 31 July 2001)	2,259,886	1,355,933
Roger Chalmers Davey (appointed 31 July 2001)	19,209,039	11,525,423

Related Party Transactions

Details of other transactions with directors and their director-related entities are set out in a related party transaction note to the financial statements.

Significant Events After Balance Date

The following shares have been issued subsequent to 30 June 2002 in relation to the placement to issue up to 2,600,000 fully paid ordinary shares at 25 cents to raise up to $650,000:

- 12 August 2002 – 335,690 fully paid ordinary shares at 25 cents raising $83,922.50
- 12 September 2002 – 275,205 fully paid ordinary shares at 25 cents raising $68,801.25
- 20 September 2002 – 716,491 fully paid ordinary shares at 25 cents raising $179,122.75

A placement of 1,000,000 fully paid ordinary shares at 25 cents to raise $250,000 was made on 27 September 2002. Included in the placement is a right to purchase up to a further 3,000,000 fully paid ordinary shares at 25 cents each until 27 October 2002. If the right is taken up it will raise up to an additional $750,000.

Environmental Regulations

The operations of the company are not subject to any particular or significant environmental regulations under a Commonwealth, State or Territory Law at this point.

Directors' Report

Share Options

The Company has not issued any options over issued shares or interests in the Company since the end of the financial year.

On 16 September 2002, 200,000 options were exercised at an exercise price of 20c.

At the date of this report, the following options are on issue:

Option Type	Quantity	Expiry Date	Exercise Price
Consideration options to acquire SolarMission	15,000,000	31/12/2005	$0.001
Unlisted Options	5,800,000	31/07/2005	$0.20
Project Options	375,000	28/02/2005	$0.30

Indemnification and Insurance of Directors and Officers

The Company, to the extent permitted by law, indemnifies each director or executive officer against any liability or cost incurred by the person as an officer of the Company including but not limited to negligence or costs incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted.

During the year the Company effected a directors and officers liability insurance policy covering personal liability for damages and legal costs of directors of the company and of the controlled entity in the event that action is taken against them for breaches of duties as a director or officer. The insurance contract prohibits the disclosure of the amount of the premium paid.

Auditor

Spencer & Co continues in office in accordance with section 327 of the Corporations Act 2001.

Signed in accordance with a resolution of the Board of Directors:

R C Davey
Director

Melbourne
27 September 2002

Directors' Declaration

In accordance with a resolution of the Directors of EnviroMission Limited, I state that:

In the opinion of the Directors:

1. the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

   (b) complying with Accounting Standards and Corporations Regulations 2001; and

2. there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

R C Davey
Director

Melbourne
27 September 2002.

Statement of Financial Performance
For the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
Revenue from ordinary activities	2	41,314	40,635	27,051
Depreciation and amortisation		(520,635)	(13,023)	-
Other expenses from ordinary activities	3	(3,467,382)	(2,574,013)	(37,249)
Loss from ordinary activities before income tax expense	15	(3,946,703)	(2,546,401)	(10,198)
Income tax attributable to ordinary activities	4	-	-	-
Loss from ordinary activities after income tax expense	15	(3,946,703)	(2,546,401)	(10,198)
Total changes in equity other than those resulting from transactions with owners as owners		(3,946,703)	(2,546,401)	(10,198)
Basic earnings per share (cents)	20	(11.3)		(0.1)
Diluted earnings per share (cents)	20	(8.2)		(0.1)

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
CURRENT ASSETS				
Cash	23	178,894	178,894	2,028,687
Receivables	5	24,134	423,006	160,298
Other	6	15,400	15,400	254,692
TOTAL CURRENT ASSETS		218,428	617,300	2,443,677
NON-CURRENT ASSETS				
Investments	7	-	10,180,789	-
Property, plant and equipment	8	49,694	49,694	-
Other	9	3,591	3,591	-
Intangibles	10	9,179,359	-	-
TOTAL NON-CURRENT ASSETS		9,232,644	10,234,074	-
TOTAL ASSETS		9,451,072	10,851,374	2,443,677
CURRENT LIABILITIES				
Payables	11	117,947	117,947	3,000
TOTAL CURRENT LIABILITIES		117,947	117,947	3,000
NON-CURRENT LIABILITIES				
Payables	12	30,241	30,241	-
Provisions	13	15,916	15,916	-
TOTAL NON-CURRENT LIABILITIES		46,157	46,157	-
TOTAL LIABILITIES		164,104	164,104	3,000
NET ASSETS		9,286,968	10,687,270	2,440,677
EQUITY				
Contributed equity	14	13,243,869	13,243,869	2,450,875
Accumulated losses	15	(3,956,901)	(2,556,599)	(10,198)
TOTAL EQUITY		9,286,968	10,687,270	2,440,677

The accompanying notes form part of these financial statements.

Statement of Cash Flows
For the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
Cash Flows from Operating Activities				
Receipts from customers		-	-	-
Interest received		41,314	40,803	27,051
Payments to customers/operating costs		(2,474,014)	(2,473,503)	(74,547)
Net Cash Inflow (Outflow) From Operating Activities	23	(2,432,700)	(2,432,700)	(47,496)
Cash Flows from Investing Activities				
Purchase of fixed assets		(28,384)	(28,384)	-
Payment for property option		(11,900)	(11,900)	-
Payments for merger		-	-	(254,692)
Net Cash Inflow (Outflow) From Investing Activities		(40,284)	(40,284)	(254,692)
Cash Flows from Financing Activities				
Proceeds fom share issues-net		612,203	612,203	2,450,675
Cash from SolarMission Ltd acquisition		16,649	16,649	-
Loan to SolarMission Ltd		-	-	(120,000)
Proceeds from borrowings		-	-	14,034
Repayments from borrowings		(5,661)	(5,661)	(13,834)
Net Cash Inflow fom Financing Activities		623,191	623,191	2,330,875
Net Increase (Decrease) in Cash Held		(1,849,793)	(1,849,793)	2,028,687
Cash at beginning of financial year		2,028,687	2,028,687	-
Effect of exchange rate changes in cash		-	-	-
Cash at end of financial year	23	**178,894**	**178,894**	**2,028,687**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the Year Ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of EnviroMission Limited and its controlled entity, and EnviroMission Limited as an individual parent entity. EnviroMission Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Going concern

The financial statements have been prepared on a going concern basis. The Company's present activities will be funded by existing working capital including equity funds raised since balance date of approximately $642,000. Short term needs, over and above existing resources, will be met by placement and new share issues as and when required. The Company plans to fund the Solar Tower project through the development of commercial relationships with suppliers, contractors and power retailers.

(c) Principles of consolidation

The consolidated financial statements are those of the economic entity, comprising EnviroMission Limited (the chief entity) and all other entities which EnviroMission Limited controlled from time to time during the year and at year end (see Note 16).

The consolidated financial statements include the information contained in the financial statements of EnviroMission Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the chief entity had control.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies.

All intercompany balances and transactions, and unrealised profits arising from intra economic entity transactions have been eliminated in full.

(d) Revenue

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Notes to the Financial Statements
For the Year Ended 30 June 2002

(e) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit from ordinary activities after allowing for permanent differences. Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(f) Property, plant and equipment

Property, plant and equipment are carried at cost or at valuation. Any surplus on revaluation is credited directly to the asset revaluation reserve and excluded from the statement of financial performance. Assets are depreciated over their estimated useful economic lives to the economic entity once the asset is ready for use.

Assets are not revalued at an amount above their recoverable amount, and when carrying values exceed this recoverable amount assets are written down. In determining recoverable amounts the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate. The depreciation rates used for each class of depreciable assets are on a straight line basis over the estimated useful life of the asset

Class of Fixed Asset	Depreciation Rate
Furniture and Fixtures	25%
Office equipment	40%

(g) Investments

Investments are valued at cost except where, in the opinion of the Directors, there has been a permanent diminution in the value of the investments, and a provision for diminution has been made.

(h) Licence Rights

Solar Tower project licence rights are valued in the accounts at cost of acquisition and are amortised over the period in which their benefit is expected to be realised, 20 years.

(i) Leases

Finance leases, which effectively transfer to the entity substantially all of the risks and benefits associated with ownership of a leased item, are capitalised at the present value of the minimum lease payments, disclosed as leased assets and liabilities. The leased assets are amortised over the period the entity is expected to benefit from the use of the leased assets. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are charged as expense items in the period in which they are incurred.

(j) Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 14 working days, net of bank overdrafts.

(k) Goods and services tax

Revenues and expenses and assets are recognised net of the amount of goods and services tax (GST) except;

(1) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(2) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables.

(l) Employee entitlements

(1) Wages and Salaries, Annual Leave and Sick Leave
Liabilities for wages and salaries are recognised, and are measured as the amount unpaid at balance date at current pay rates in respect of employees services up to that date.

(2) Long Service Leave
Liabilities for long service leave are recognised, and are measured as the present value of expected future payments to be made in respect of services provided by employees.

(m) Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for an ownership interest exceeds the fair value attributed to its net assets at the date of acquisition.

The directors have written off goodwill on consolidation of $933,351 during the year.

(n) Recoverable Amount

The carrying amount of Non Current Assets is reviewed at balance date to determine whether it is in excess of the recoverable amount. If the carrying amount of Non Current Assets exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows are not discounted to their present value.

(o) Comparatives

Comparative amounts are for the period from the date of incorporation; 2 November 2000 to 30 June 2001.

Notes to the Financial Statements
For the Year Ended 30 June 2002

		Consolidated 2002 $	Company 2002 $	Company 2001 $
2.	**REVENUE FROM ORDINARY ACTIVITIES**			
	Revenue from non operating activities:			
	Interest - Other corporations	41,314	40,635	27,051
	Total revenue from ordinary activities	41,314	40,635	27,051
3.	**EXPENSES FROM ORDINARY ACTIVITIES**			
	Expenses from ordinary activities:			
	Employee expenses	693,093	692,982	-
	Occupancy expenses	64,814	58,898	-
	Business expenses	195,509	190,911	37,249
	Travel expenses	136,765	136,765	-
	Acquisition expenses	558,247	558,247	-
	Contracting/consulting expenses	795,168	845,775	-
	Write off goodwill on consolidation	933,351	-	-
	Other expenses from ordinary activities	90,435	90,435	-
	Total expenses from ordinary activities	3,467,382	2,574,013	37,249
4.	**INCOME TAX**			
	Prima facie tax (credit) on loss from ordinary activities applicable in country of operation:	1,184,011	763,921	3,059
	Tax effect of permanent differences:			
	Non-deductible expenses	440,105	7,817	-
	Tax effect of timing differences	4,775	4,775	-
	Income tax benefit not brought to account	739,131	751,328	3,059
	Income tax expense attributable to ordinary activities	-	-	-
	The estimate of income tax benefit arising from unconfirmed tax losses has not been brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	807,037	754,387	3,059

The benefit of these losses will only be realised if :

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the economic entity in realising the benefit.

The 2001 comparatives have been adjusted to reflect the changes in income tax rates from 34% to 30%.

		Consolidated	Company	
		2002	2002	2001
		$	$	$
5.	**RECEIVABLES**			
	Trade debtors	-	-	-
	Input tax credits	23,309	23,307	40,298
	Loan to Energen Global Inc	825	825	-
	Loan to controlled entities	-	398,874	120,000
		24,134	423,006	160,298
6.	**OTHER CURRENT ASSETS**			
	Preliminary merger & acquisitions costs	-	-	254,692
	Rental bond	3,500	3,500	-
	Option over land – Buronga NSW	11,900	11,900	-
		15,400	15,400	254,692
7.	**INVESTMENTS**			
	Shares in controlled entities at cost (Note 16)	-	10,180,789	-
		-	10,180,789	-
8.	**PROPERTY, PLANT & EQUIPMENT**			
	Plant and equipment, at cost	63,157	63,157	-
	Accumulated depreciation	(13,463)	(13,463)	-
		49,694	49,694	-
9.	**OTHER NON CURRENT ASSETS**			
	Prepaid Interest	3,591	3,591	-

		Consolidated 2002 $	Company 2002 $	Company 2001 $
10.	**INTANGIBLES**			
	Solar Tower Licence, at cost	10,152,284	-	-
	Accumulated amortisation	(972,925)	-	-
		9,179,359	-	-
11.	**PAYABLES (Current)**			
	Trade creditors	79,636	79,636	-
	Sundry creditors & accruals	38,311	38,311	3,000
		117,947	117,947	3,000
12.	**PAYABLES (Non- current)**			
	Hire purchase	30,241	30,241	-
	Payable			
	- not later than 1 year	7,615	7,615	-
	- later than 1 year but not later than 5 years	22,626	22,626	-
		30,241	30,241	
	Less future finance charges (Note 9)	(3,591)	(3,591)	
		26,650	26,650	
13.	**PROVISIONS**			
	Employee Entitlements	15,916	15,916	-
	The Company had 5 employees at 30 June 2002 (2001: Nil)			
14.	**CONTRIBUTED EQUITY**			
	(a) Issued and paid up capital	13,243,869	13,243,869	2,450,875

(b) Movements in issued capital

	2002 Number of Shares	2002 $	2001 Number of Shares	2001 $
Beginning of financial year	15,000,000	2,450,875	-	-
Issued during the year:				
- 2,000,000 ordinary fully paid shares, issued to subscribers for 0.01 cents on 2 November 2000			2,000,000	200
- 13,000,000 ordinary fully paid shares, issued for 20 cents under a Prospectus dated 15 December 2000, less costs			13,000,000	2,450,675
- 2,500,000 ordinary fully paid shares, issued for 20 cents under a Prospectus dated 12 July 2001, less costs	2,500,000	428,721		
- Consideration shares issued to the vendors of SolarMission (formerly EnviroMission) on 31 July 2001	15,000,000	10,180,789		
- Conversion of Milestone options on 8 February 2002	8,926,554	8,926		
- Conversion of Milestone options on 20 February 2002	903,954	904		
- Conversion of Milestone options on 17 June 2002	169,492	169		
- 693,942 ordinary fully paid shares issued for 25 cents on 19 June 2002 under a restricted placement	693,942	173,485		
End of the financial year	43,193,942	13,243,869	15,000,000	2,450,875

(b) Movements in options

	2002 Number of Options	2002 Weighted average exercise price $	2001 Number of Options	2001 Weighted average exercise price $
Balance at beginning of year	-	-	-	-
- granted	31,375,000	0.043	-	-
- forfeited	-	-	-	-
- exercised	(10,000,000)	0.001	-	-
Balance at end of year	21,375,000	0.062	-	-

Ordinary shares participate in dividends and the proceeds on winding up of the parententity in proportion to the number of shares held.
At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

15. RESERVES AND ACCUMULATED LOSSES

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Accumulated losses			
Opening balance	(10,198)	(10,198)	-
Current period losses	(3,946,703)	(2,546,401)	(10,198)
Closing Balance	(3,956,901)	(2,556,599)	(10,198)

16. DETAILS OF CONTROLLED ENTITIES AND THE COMPANY

	Book value of Investment 2002 $	Book value of Investment 2001 $	Interest Held By the Economic Entity 2002 %	Interest Held By the Economic Entity 2001 %
Controlled Entities:				
SolarMission Limited	10,180,789	-	100%	-

SolarMission Limited is incorporated in Australia and is audited by Spencer & Co.

17. SEGMENT INFORMATION

The company operates in one industry and one geographic area only.

18. REMUNERATION OF DIRECTORS AND EXECUTIVES

	Consolidated 2002 $	Company 2002 $	Company 2001 $
(a) Directors' Remuneration			
Amounts received or due and receivable by the directors of the chief entity and related bodies corporate.	297,315	297,315	29,500
Number of directors of EnviroMission Limited whose remuneration falls within the following bands:			
$0 – $9,999	-	-	1
$10,000 – $19,999	-	-	2
$20,000 – $29,999	1	1	-
$40,000 – $49,999	1	1	-
$100,000 – $110,000	1	1	1
$130,000 – $139,999	1	1	-

	Consolidated 2002 $	Company 2002 $	Company 2001 $
(b) Retirement benefits and superannuation contribution	-	-	-
(c) Executive Remuneration			
Remuneration received or due and receivable by executive officers of the economic entity and parent entity from the parent entity, entities in the economic entity and any related entities for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more.	660,127	660,127	-
The number of executives whose income was within the following bands:	**No.**	**No.**	**No.**
$110,000 – $119,999	1	1	-
$120,000 – $129,999	1	1	-
$130,000 – $139,999	2	2	-
$140,000 – $149,999	1	1	-

During the financial year 375,000 Project Options exercisable at $0.30 and expiring on 28 February 2005 were issued to executives of EnviroMission for services during the Optimisation phase of the project. Options were issued in the following quantities:

D Penkethman	200,000
J Walker	175,000

19. AUDITORS' REMUNERATION

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Amounts received or due and receivable by Spencer & Co for:			
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	10,000	10,000	-
- other services in relation to the entity and any other entity in the consolidated entity	19,300	19,300	-
	29,300	29,300	-
Amounts received or due and receivable by auditors other than Spencer & Co for:			
- an audit or review of the financial report of the subsidiary entities	-	-	1,500
	-	-	1,500

		Consolidated	Company	
		2002	2002	2001
20.	**EARNINGS PER SHARE**			
	Basic earnings / (loss) per share (cents)	(11.3)		(0.1)
	Diluted earnings / (loss) per share (cents)	(8.2)		(0.1)
	Weighted average number of ordinary shares used in the calculation of basic earnings per share.	34,835,401		7,767,123
	Weighted average ordinary shares and potential ordinary shares used in the calculated of diluted earnings per share	48,302,159		7,767,123

21. RELATED PARTY TRANSACTIONS

(a) The directors of EnviroMission Limited during the financial year were:

G B Ralston (resigned 31 July 2001)
A R Parsons (resigned 31 July 2001)
G M Parkinson
R C Davey (appointed 31 July 2001)
S D Graves (appointed 31 July 2001)
M H Thomas (appointed 31 July 2001)

(b) The aggregate number of shares and share options held by Directors of the Company and the economic entity and their Director related entities at balance date were:

Issuing Entity	Class of Share or Option	Consolidated 2002	Company 2002	Company 2001
EnviroMission Limited	Ordinary Shares	21,588,925	21,588,925	1,080,000
	Options over ordinary shares	12,881,356	12,881,356	-

Directors and their director-related entities were entitled to receive any normal dividends on these ordinary shares. Directors disposed of no shares or options during the year. Directors and their director-related entities exercised 8,587,570 options during the year.

22. SUBSEQUENT EVENTS

The following shares have been issued subsequent to 30 June 2002 in relation to the placement to issue up to 2,600,000 fully paid ordinary shares at 25 cents to raise up to $650,000:

- 12 August 2002 – 335,690 fully paid ordinary shares at 25 cents raising $83,922.50
- 12 September 2002 – 275,205 fully paid ordinary shares at 25 cents raising $68,801.25
- 20 September 2002 – 716,491 fully paid ordinary shares at 25 cents raising $179,122.75

At the date of this report, the placement had closed.

A placement of 1,000,000 fully paid ordinary shares at 25 cents to raise $250,000 was made on 27 September 2002. Included in the placement is a right to purchase up to a further 3,000,000 fully paid ordinary shares at 25 cents each until 27 October 2002. If the right is taken up it will raise up to an additional $750,000.

On 16 September 2002, 200,000 options were exercised at an exercise price of 20c.

Notes to the Financial Statements
For the Year Ended 30 June 2002

23. NOTE TO STATEMENTS OF CASH FLOWS

	Consolidated	Company	
	2002	2002	2001
	$	$	$
For the purposes of this statement of cash flows, cash includes cash on hand and in 'at call' deposits with banks, net of bank overdrafts. Cash at the end of the year is shown in the statement of financial position as:			
Cash assets	178,894	178,894	2,028,687
(a) *Reconciliation of net cash provided by operating activities to operating loss after income tax.*			
Operating (loss) after income tax	(3,946,703)	(2,546,401)	(10,198)
Non cash flows in operating loss:			
Depreciation/amortisation expense	1,453,986	13,023	-
Changes in assets and liabilities:			
Increase/(decrease) in payables	(240,691)	92,778	3,000
Decrease/(increase) in merger costs	254,692	254,692	-
Increase/(decrease) in provisions	15,916	15,916	-
Decrease/(increase) in receivables	30,099	(262,708)	(40,298)
Net Cash Outflow from Operating Activities	(2,432,700)	(2,432,700)	(47,496)
b) Acquisition of Entities			
During the year the Company acquired 100% of SolarMission Limited.	178,894	178,894	2,028,687
Details of the transaction are:			
Purchase consideration	10,180,789	10,180,789	-
Shares issued in consideration			
Assets acquired and liabilities held at acquisition date			
Cash	16,649	-	-
Receivables	17,435	-	-
Property, plant & equipment	2,023	-	-
Intangibles	9,644,670	-	-
Creditors	(433,339)	-	-
	9,247,438	-	-
Goodwill on consolidation	933,351	-	-
	10,180,789	10,180,789	

c) Non-cash financing and investing activities

(i) Share issue:

The company issued 15 million shares for value of $10,180,789 for the purchase price of SolarMission Limited.

(ii) During the year the Company acquired plant and equipment with an aggregate value of $32,310 by means of hire purchase finance. The acquisitions are not reflected in the statement of cashflows.

24. FINANCIAL INSTRUMENTS

(a) Interest Risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, at balance date, are as follows:

	Interest Bearing		Non Interest Bearing		Total Carrying Value as per Statement of Financial Position		Weighted Average Effective Interest Rate	
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 %	2001 %
Financial Assets								
Cash	178,894	2,028,687	-	-	178,894	2,028,687	3.30	4.18
Receivables	-	-	24,134	40,298	24,134	40,298	-	-
Total Financial Assets	178,894	2,028,687	24,134	40,298	203,028	2,068,985		
Financial Liabilities								
Payables	-	-	117,947	3,000	117,947	3,000	-	-
Hire Purchase Commitments	30,241	-	-	-	30,241	-	7.99	-
Total Financial Liabilities	30,241	-	117,947	3,000	148,188	3,000		

(b) Net Fair Values

The aggregate net fair values of financial assets and liabilities are the same as the carrying amounts.

25. LEASE COMMITTMENTS

	Consolidated	Company	
	2002 $	2002 $	2001 $
Operating Lease			
Non-cancellable operating leases contracted for but not capitalised in the financial statements			
Payable:			
- not later than 1 year	43,925	43,925	-
- later than 1 year but not later than 5 years	3,675	3,675	-
	47,600	47,600	-

The property lease is a non-cancellable lease with a two year term expiring 31 July 2003. The lease does not provide for a further term.

Independent Audit Report

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF ENVIROMISSION LIMITED

Scope

We have audited the financial report of EnviroMission Limited and its controlled entity for the financial year ended 30 June 2002 as set out on pages 14 to 29. The financial report includes the consolidated financial statements of he Consolidated Entity comprising the Company and the entity it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the statutory requirements so as to present a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position and performance, as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Independent Audit Opinion

In our opinion, the financial report of EnviroMission Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

SPENCER & CO
Chartered Accountants

IAN D RILEY
Partner

Melbourne 27 September 2002

Shareholder Information as at 16 September 2002

DISTRIBUTION OF ORDINARY SHARES

Number of members by size of holding and the total number of ordinary shares on issue:

Ordinary Shares	Number of Holders	Number of Shares
1 – 1,000	5	3,067
1,001 – 5,000	130	429,055
5,001 – 10,000	255	2,425,731
10,001 – 100,000	218	7,757,007
100,001 and over	33	33,389,977
Total Shares on Issue	**641**	**44,004,837**

SUBSTANTIAL SHAREHOLDERS

Name of Substantial Shareholder	Interest in Number of Shares *Beneficial & Non Beneficial*	% of Total Shares
Energen Global Inc	16,949,151	38.52%
Kathleen Anne Marie Graves	2,259,886	5.14%
Canterbury Mint Pty Ltd	2,259,874	5.14%

VOTING RIGHTS

At meetings of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative, one vote for the share;

(i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

subject to any rights or restriction attached to any shares or class or classes of shares.

Shareholder Information as at 16 September 2002

TOP 21 SHAREHOLDERS AT 16 SEPTEMBER 2002

Holder	Ordinary Shares	% of total issued
Energen Global Inc	16,949,151	38.52
Kathleen Anne Marie Graves	2,259,886	5.14
Canterbury Mint Pty Ltd	2,259,874	5.14
Paxform Pty Ltd	1,412,430	3.21
Rodney Dufficy	1,250,000	2.84
D & D Nominees Pty Ltd	1,026,837	2.33
Whitehorse Securities Ltd	1,000,000	2.27
Toni Michelle Ralston	750,000	1.70
Heather Blanch	706,215	1.60
Richard & Joan Dongray	670,000	1.52
Deepwoods Investments Pty Ltd	458,000	1.04
Dawnfield Investments Pty Ltd	450,000	1.02
Barbara Anne Shrives	423,729	0.96
Flightways Airservices Pty Ltd	400,000	0.91
Bayhill Pty Ltd	310,000	0.70
Amazing Grace Holdings Pty Ltd	293,500	0.67
Parker Business Solutions Pty Ltd	282,486	0.64
Judith Ann Haberman	282,486	0.64
Fencejumper Holdings Pty Ltd	255,000	0.58
Alimond Pty Ltd	200,000	0.45
Antarie Pty Ltd	200,000	0.45

As at 16 September 2002, the 21 largest shareholders held 31,839,594 shares representing 72.35% of the issued share capital.

TOP 20 OPTIONHOLDERS AT 16 SEPTEMBER 2002

Holder	Options	% of total issued
Energen Global Inc	10,169,492	48.03
Kathleen Anne Marie Graves	1,355,933	6.40
Canterbury Mint Pty Ltd	1,355,923	6.40
Dronstand Pty Ltd	1,000,000	4.72
Dantill Pty Ltd	1,000,000	4.72
Mindell Pty Ltd	1,000,000	4.72
Paxform Pty Ltd	847,457	4.00
Spring Valley Nominees Pty Ltd	750,000	3.54
Monacan Nominees Pty Ltd	500,000	2.36
GWE Nominees Pty Ltd	500,000	2.36
M.A.P. Nominees Pty Ltd	450,000	2.13
Heather Blanch	423,729	2.00
Bayhill Pty Ltd	400,000	1.89
Beau Jason Quarry	254,237	1.21
Barbara Anne Shrives	254,237	1.21
Alimond Pty Ltd	200,000	0.94
Pauline Penkethman	200,000	0.94
Hardisty Capital Pty Ltd	175,000	0.83
Parker Business Solutions Pty Ltd	169,492	0.80
Judith Ann Haberman	169,492	0.80

As at 16 September 2002, the 20 largest optionholders held 21,174,992 options representing 100% of the issued options.